Exhibit 99.1

CoinShares Appoints Matt Morris as Chief Financial Officer as Company Enters Next Phase as a U.S.-Listed Company

Appointment reflects planned succession following Nasdaq listing and further strengthens CoinShares' U.S. public-company finance capabilities; Richard Nash, CFO since 2019, to remain with CoinShares, ensuring continuity through the transition

JERSEY, Channel Islands - October 1, 2026 - CoinShares PLC (Nasdaq: CSHR) (“CoinShares” or the “Company”), a leading global asset manager specializing in digital assets, today announced the appointment of Matt Morris as Chief Financial Officer, effective immediately.

Mr. Morris succeeds Richard Nash, who has served as Chief Financial Officer of the CoinShares group since 2019 and will remain with the Company as a senior member of the CEO Office, supporting the Group on strategic initiatives and ensuring continuity through the transition. The appointment of Mr. Morris completes a planned succession process initiated in connection with CoinShares' transition to the U.S. public markets and further strengthens the Company's financial leadership as it enters its next phase of growth as a Nasdaq-listed company.

Mr. Morris is already deeply embedded within CoinShares' finance organization. He has worked continuously with the Company since August 2025, initially as Managing Director at Centri Business Consulting, where he led the advisory engagement supporting CoinShares' U.S. listing and transition to U.S. public-company reporting, and since August 2026 as Deputy Chief Financial Officer.

During that period, Mr. Morris worked alongside Mr. Nash and the CoinShares finance team through the Company's transition from IFRS to U.S. GAAP, the establishment of its U.S. public-company reporting infrastructure and its Nasdaq listing. His appointment therefore provides continuity of leadership while adding extensive U.S. public-company finance, reporting and control experience to the executive team.

Jean-Marie Mognetti, Co-Founder, President and Chief Executive Officer of CoinShares, said: “This appointment is the culmination of a succession process we began well before our listing in New York and represents another important step in the evolution of CoinShares as a U.S.-listed company.

Matt comes into the role already knowing our business, our numbers, our systems and, importantly, our people. He worked alongside Richard and our finance team throughout one of the most significant transformations in our history, including our transition to U.S. GAAP and the preparation for our Nasdaq listing.

What Matt brings to the role is the combination we were looking for: continuity with the finance organization we have built, together with extensive experience helping companies operate successfully within the U.S. public markets. As CoinShares enters its next phase, we believe his appointment further strengthens the financial discipline, reporting infrastructure and execution capabilities of the Company.

Richard has made an exceptional contribution to CoinShares. During his tenure as CFO, we completed three public listings, transformed our financial reporting infrastructure and developed the finance organization that supports CoinShares today. I am particularly pleased that Richard will remain with the Company as a senior member of the CEO Office, allowing us to retain his experience and institutional knowledge while ensuring a seamless transition.”

An Experienced U.S. Public-Company Finance Executive

Mr. Morris brings more than fourteen years of experience across public-company accounting, financial reporting, capital markets transactions and internal controls.

Prior to joining CoinShares, he held senior roles at Centri Business Consulting and Ernst & Young LLP, where he advised public companies and management teams on complex accounting and reporting matters, public listings, capital markets transactions, acquisitions and integrations, accounting conversions and internal control over financial reporting.

Earlier in his career, Mr. Morris audited public and private companies at PricewaterhouseCoopers LLP. He is a U.S. Certified Public Accountant and is based in the United States.

As Chief Financial Officer, Mr. Morris will oversee CoinShares' global finance organization, financial reporting and SEC filings, financial planning and analysis, treasury and capital management, internal financial controls and investor-facing financial communications. He will serve as the Company's principal financial officer and report directly to the Chief Executive Officer.

Mr. Morris said: “Having worked closely with CoinShares and its finance team throughout the Company's transition to the U.S. public markets, I have had the opportunity to understand both the strength of the platform that Richard and the team have built and the opportunity ahead of us.

CoinShares has a strong balance sheet, an established global business and an ambitious strategy for its next phase of growth. I am excited to take on the role of CFO and to work with Jean-Marie, Richard and the wider leadership team as we continue building the financial infrastructure and discipline required to support that ambition as a U.S.-listed company.”

Continued Leadership from Richard Nash

Mr. Nash has served as Chief Financial Officer of the CoinShares group since 2019 and has overseen a period of significant transformation for the Company, including its listing on Nasdaq Stockholm in 2021, its transition to the U.S. GAAP and PCAOB reporting requirements, and its subsequent listing in the United States.

As a senior member of the CEO Office, Mr. Nash will support the Group on strategic initiatives and the transition of the CFO responsibilities. His continued involvement enables CoinShares to retain the institutional knowledge and experience accumulated during his seven years as CFO.

Mr Nash said: “It has been a privilege to serve as CFO through such an important period in CoinShares' development. Matt has worked closely with the finance team throughout our transition to the U.S. public markets and understands both the organization and the reporting environment exceptionally well. I look forward to continuing to support Matt, Jean-Marie and the Company in my new role.”

Third-Quarter 2026 Results Call

CoinShares expects to report its third-quarter 2026 results in November 2026. Mr. Morris will lead the third-quarter financial reporting process and participate in the Company's results call. The Company will provide further details regarding the results call and how investors may join this call closer to the date thereof.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the Chief Financial Officer transition, Richard Nash’s continuing role with the Company, the expected benefits of the leadership transition, CoinShares’ future growth and strategic priorities, and other statements identified by words such as “believes,” “expects,” “intends,” “may,” “plans,” “will,” and similar expressions.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Additional risk factors are described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and in the Company’s other filings and submissions with the U.S. Securities and Exchange Commission.

CoinShares undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

About CoinShares

CoinShares is a leading global asset manager specializing in digital assets that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that includes corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the UK and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on Nasdaq under the ticker CSHR.

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